                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)*


                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    00760B105
                                 (CUSIP Number)

                                BARRY E. JOHNSON
                             THAYER CAPITAL PARTNERS
                    1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                             WASHINGTON, D.C. 20004
                                 (202) 371-0150
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MARCH 1, 2001
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------
        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 2 OF 13 PAGES
------------------------                             --------------------------


---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Thayer Equity Investors III, L.P.
---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               34,094,773
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 53,064,092
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              34,094,773
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,064,092
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        87,158,865
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        72.5%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
---------------------------------------------------------------------------------------------------------------

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 3 OF 13 PAGES
------------------------                             --------------------------





---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Equity Partners, L.L.C.
---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF                34,094,773
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                  53,064,092
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                               34,094,773
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                               53,064,092
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        87,158,865
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                      [ ]

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        72.5%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
---------------------------------------------------------------------------------------------------------------

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 4 OF 13 PAGES
------------------------                             --------------------------



---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Co-Investors, LLC

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               150,816
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 87,008,049
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              150,816
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              87,008,049
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        87,158,865
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          [ ]

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        72.5%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
---------------------------------------------------------------------------------------------------------------

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 5 OF 13 PAGES
------------------------                             --------------------------


---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Management Partners, L.L.C.

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4       OO

---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF              150,816
         SHARES         ---------------------------------------------------------------------------------------
      BENEFICIALLY      8     SHARED VOTING POWER
        OWNED BY
          EACH                87,008,049
       REPORTING        ---------------------------------------------------------------------------------------
         PERSON         9     SOLE DISPOSITIVE POWER
          WITH
                              150,816
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              87,008,049
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        87,158,865
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                          [ ]

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        72.5%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
---------------------------------------------------------------------------------------------------------------

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 6 OF 13 PAGES
------------------------                             --------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Frederic V. Malek
---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF              Disclaimed (see 11 below).
         SHARES         ---------------------------------------------------------------------------------------
      BENEFICIALLY      8     SHARED VOTING POWER
        OWNED BY
          EACH                Disclaimed (see 11 below).
       REPORTING        ---------------------------------------------------------------------------------------
         PERSON         9     SOLE DISPOSITIVE POWER
          WITH
                              Disclaimed (see 11 below).
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              Disclaimed (see 11 below).
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not applicable (see 11 above).
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
---------------------------------------------------------------------------------------------------------------

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 7 OF 13 PAGES
------------------------                             --------------------------




---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Carl J. Rickertsen
---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               Disclaimed (see 11 below).
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 Disclaimed (see 11 below).
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              Disclaimed (see 11 below).
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              Disclaimed (see 11 below).
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.
---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not applicable (see 11 above).
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
---------------------------------------------------------------------------------------------------------------

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 8 OF 13 PAGES
------------------------                             --------------------------


---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Paul G. Stern

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               Disclaimed (see 11 below).
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 Disclaimed (see 11 below).
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              Disclaimed (see 11 below).
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              Disclaimed (see 11 below).
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.
---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not applicable (see 11 above).
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
---------------------------------------------------------------------------------------------------------------

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 9 OF 13 PAGES
------------------------                             --------------------------


               This Amendment No. 1 to Schedule 13D relating to the common stock, par value $0.01 per share, of Aegis Communications Group, Inc., a Delaware corporation (the "Company"), is being filed on behalf of (i) Thayer Equity Investors, III, L.P., a Delaware limited partnership ("Thayer"), (ii) TC Equity Partners L.L.C., a Delaware limited liability company ("Equity"), (iii) TC Co-Investors, LLC, a Delaware limited liability company ("Co-Investors"),
(iv) TC Management Partners, L.L.C, a Delaware limited liability company ("Management"), (v) Frederic V. Malek, (vi) Carl J. Rickersten, and (vii) Paul
G. Stern. This Amendment No. 1 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on January 19, 2001 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Item 3 is hereby amended and supplemented by adding the following thereto:

It is expected that the potential purchases of Common Stock described in Item 4 would be made using cash funds provided by the Questor Entities and certain affiliates thereof.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is hereby amended to add the following information:

        On March 1, 2001, Questor Management Company, LLC, which conducts the day-to-day management of the Questor Entities, delivered to the Board of Directors of the Company a letter, dated March 1, 2001 (the "Proposal Letter"), in which the Questor Entities together with certain other principal stockholders (together, the "Acquisition Group") of the Company offered to purchase all of the outstanding public shares of Common Stock not already owned by the Acquisition Group for cash consideration of $1.00 per share. Thayer, Equity, Co-Investors and Management are part of the Acquisition Group, and it is expected that certain other significant stockholders will also be members. Pursuant to the Proposal Letter, Thayer, Equity, Co-Investors, Management and certain other significant stockholders may sell securities of the Company in exchange for approximately $10 million.

        The Questor Entities anticipate that upon completion of the proposed transaction, they would seek to cause the Company to be delisted from trading on the NASDAQ bulletin board and to cause deregistration of the Common Stock with the Securities and Exchange Commission.

        The proposal letter is attached to this Amendment No. 1 as Exhibit 99.3 and is incorporated into this Amendment No. 1 by reference in its entirety, and the description of the proposal letter herein is qualified in its entirety by reference thereto. On March 2, 2001, the Company issued a press release relating to the events described above. The press release is attached to this Amendment No. 1 as Exhibit 99.4 and is incorporated into this Amendment No. 1 in its entirety.

        There can be no assurance that the Acquisition Group and the Company will enter into a definitive merger agreement or that any of the conditions to the consummation of the transaction contemplated by such a merger agreement will be satisfied in a timely manner or at all or that the Acquisition Group will be able to negotiate satisfactory stockholder arrangements among themselves.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to state in its entirety as follows:

        (a) As of February 28, 2001, each of Thayer, Equity, Co-Investors and Management beneficially owns 87,158,865 shares of Common Stock as follows: (i) 19,056,198 shares of Common Stock; (ii) 2,269,224 shares of Common Stock issuable upon the exercise of certain warrants to purchase Common Stock; (iii) 4,937,222 shares of Common Stock issuable upon the conversion of the Issuer's Series D Preferred Stock; (iv) 1,767,142 shares of Common Stock issuable upon the conversion of the Issuer's Series E Preferred Stock; (v) 6,215,803 shares of Common Stock issuable upon the conversion of certain convertible debt of the Issuer; and (vi) 52,913,276 shares of Common Stock issuable upon the conversion of the Issuer's Series F Preferred Stock owned by the Questor Entities as of such date. As a result of the Stockholders Agreement with the Questor Entities, the Thayer Entities and other Reporting Persons may be deemed to be acting as a group with the Questor Entities.

               The beneficial ownership of 87,158,865 shares of Common Stock represents 72.5% of the class, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act and based on the number of shares of Common Stock

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 10 OF 13 PAGES
------------------------                             --------------------------

reported as outstanding by the Issuer in the Issuer's Report on Form 10-Q for the quarter ended September 30, 2000. Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

        (b)    (i)    Number of shares as to which each of Thayer and Equity
                      has:

                      Sole power to vote or to direct the vote: 34,094,773 Shared power to vote or to direct the vote: 53,064,092 Sole power to dispose or to direct the disposal of:
                      34,094,773
                      Shared power to dispose or to direct the disposal of:
                      53,064,092

               (ii) Number of shares as to which each of Co-Investors and Management has:

                      Sole power to vote or to direct the vote: 150,816 Shared power to vote or to direct the vote: 87,008,049 Sole power to dispose or to direct the disposal of:
                      150,816
                      Shared power to dispose or to direct the disposal of:
                      87,008,049

               (iii) Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

        (c) As of January 31, 2001 and February 28, 2001, respectively, the Reporting Persons acquired beneficial ownership of (i) Series D Preferred Stock of the Issuer, in payment of dividends by the Issuer, convertible into approximately 61,409.87 and 55,466.98 shares of Common Stock, respectively; (ii) Series E Preferred Stock of the Issuer, in payment of dividends by the Issuer, convertible into approximately 21,979.96 and 19,852.87 shares of Common Stock, respectively; and (iii) convertible notes of the Issuer, in payment of interest by the Issuer, convertible into approximately 62,949.98 and 60,919.34 shares of Common Stock, respectively.

        (d) Except for the Questor Entities, with respect to the shares of Common Stock issuable upon the conversion of the Issuer's Series F Preferred Stock owned by them and reported herein by the Reporting Persons as a result of the Stockholders Agreement, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

        (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is hereby amended to add the following information:

               The Questor Entities and Thayer, Equity, Co-Investors and Management are members of the Acquisition Group described in Item 4 above. It is expected that certain other significant stockholders will also be members of the Acquisition Group.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.           TITLE
-----------           -----

      99.1            Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer
                      Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC
                      Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern *

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 11 OF 13 PAGES
------------------------                             --------------------------

      99.2            Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.

      99.3            Proposal letter, dated March 1, 2001, from Questor to the Board of Directors of the
                      Issuer.

      99.4            Press Release, dated March 2, 2001, of the Issuer.

      99.5            Stockholders Agreement**

      99.6            Amended and Restated Bylaws of Issuer***

------------------

* Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Issuer, filed on January 19, 2001.

** Incorporated by reference to Exhibit 10.4 to the Form 8-K of the Issuer, filed on December 20, 1999.

*** Incorporated by reference to Exhibit 3.2 to the Form 8-K of the Issuer, filed on December 20, 1999.

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 12 OF 13 PAGES
------------------------                             --------------------------


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          Dated:        March 5, 2001

THAYER EQUITY INVESTORS III, L.P.,                        TC EQUITY PARTNERS, L.L.C.,
a Delaware limited partnership                            a Delaware limited liability company

By:     TC Equity Partners, L.L.C.,
        a Delaware limited liability company,                    /s/ Barry E. Johnson
        its General Partner                               ----------------------------------
                                                                 Barry E. Johnson
                                                                 Secretary, Treasurer and
                                                                 Chief Financial Officer
               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer


TC CO-INVESTORS, LLC,                                     TC MANAGEMENT PARTNERS, L.L.C.,
a Delaware limited liability company                      a Delaware limited liability company

By:     TC Management Partners, L.L.C.,
        a Delaware limited liability company,                    /s/ Barry E. Johnson
        its General Partner                               -----------------------------------
                                                                 Barry E. Johnson
                                                                 Secretary, Treasurer and
                                                                 Chief Financial Officer
               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer




        /s/ Barry E. Johnson                                     /s/ Barry E. Johnson
--------------------------------------------              -----------------------------------
FREDERIC V. MALEK                                         CARL J. RICKERTSEN
By:     Barry E. Johnson                                  By:    Barry E. Johnson
        Attorney-in-fact                                         Attorney-in-fact


        /s/ Barry E. Johnson
--------------------------------------------
PAUL G. STERN
By:     Barry E. Johnson
        Attorney-in-fact

------------------------                             --------------------------
CUSIP NO. 00760B105                 13D/A            PAGE 13 OF 13 PAGES
------------------------                             --------------------------



                                  EXHIBIT LIST


EXHIBIT NO.           TITLE
-----------           -----

      99.1            Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer
                      Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC
                      Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern*

      99.2            Joint Filing Agreement and Power of Attorney, dated March 5, 2001, among Thayer Equity
                      Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management
                      Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern

      99.3            Proposal letter, dated March 1, 2000, from Questor to the Board of Directors of the
                      Issuer.

      99.4            Press Release, dated March 2, 2001, of the Issuer.

      99.5            Stockholders Agreement**

      99.6            Amended and Restated Bylaws of Issuer***

------------------

* Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Issuer, filed on January 19, 2001.

** Incorporated by reference to Exhibit 10.4 to the Form 8-K of the Issuer, filed on December 20, 1999.

*** Incorporated by reference to Exhibit 3.2 to the Form 8-K of the Issuer, filed on December 20, 1999.